SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
________________________

GAMCO Investors, Inc.
(Name of Subject Company)
________________________

GAMCO Investors, Inc.
(Names of Filing Persons - Offeror)
________________________

Class A Common Stock, $0.001 Par Value
(Title of Class of Securities)
________________________

361438104
(CUSIP Number of Class of Securities)
________________________

Thomas J. Hearity
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580
(914) 921-3700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
_______________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$40,000,000	$5,456.00

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that 800,000 outstanding shares of common stock, par value $.001 per share, will be purchased at the maximum tender offer price of $50 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  November 14, 2012
Form or Registration No.:  Form SC-TO-I
Filing Party: GAMCO Investors, Inc.
Date Filed: November 14, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on November 14, 2012 relating to the offer (the “Offer”) by GAMCO Investors, Inc. (the “Company”) to purchase up to 800,000 shares of its Class A common stock, $0.001 par value per share, at a price not less than $46.00 nor greater than $50.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated November 14, 2012 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO, as amended by this Amendment No. 1, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEMS 1 THROUGH 9 AND 11

The Offer to Purchase is hereby amended as follows:

Cover Page

The first three sentences of the eighth paragraph of the Cover Page to the Offer to Purchase are hereby amended and restated to read as follows:

“On November 19, 2012, GGCP Holdings, LLC (“Holdings”), the beneficial owner of a majority of our Class B common stock and approximately 96,000 shares of our Class A common stock as of November 13, 2012, exchanged 295,644 shares of its Class B common stock for shares of our Class A common stock pursuant to a previously adopted resolution of our Board of Directors.  Holdings has indicated its non-binding intention to tender all of the 391,644 Class A common shares it owns in the Offer.  Mario Gabelli, our Chairman, Chief Executive Officer and Chief Investment Officer – Value Portfolios, who is also the Chief Executive Officer, a director and the controlling shareholder of GGCP, Inc. (“GGCP”), which is the manager and the majority member of Holdings, has not indicated his intention to tender in the Offer.”

Summary Term Sheet

The first three sentences in the answer to the question “WILL THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS PARTICIPATE IN THE OFFER” are hereby amended and restated as follows:

“On November 19, 2012, Holdings, the beneficial owner of a majority of our Class B common stock and approximately 96,000 shares of our Class A common stock as of November 13, 2012, exchanged 295,644 shares of its Class B common stock for shares of our Class A common stock pursuant to a previously adopted resolution of our Board of Directors.  Holdings has indicated its non-binding intention to tender all of the 391,644 Class A common shares it owns in the Offer.  Mario Gabelli, our Chairman, Chief Executive Officer and Chief Investment Officer – Value Portfolios, who is also the Chief Executive Officer, a director and the controlling shareholder of GGCP, which is the manager and the majority member of Holdings, has not indicated his intention to tender in the Offer.”

Section 8 ─ “Information Concerning the Company and Purposes of the Offer”

The first three sentences in the last paragraph of the subsection captioned “Beneficial Ownership of Common Stock by Directors and Executive Officers” of Section 8 ─ “Information Concerning the Company and Purposes of the Offer” of the Offer to Purchase are hereby amended and restated as follows:

“On November 19, 2012, Holdings, the beneficial owner of a majority of our Class B common stock and approximately 96,000 shares of our Class A common stock as of November 13, 2012, exchanged 295,644 shares of its Class B common stock for shares of our Class A common stock pursuant to a previously adopted resolution of our Board of Directors.  Holdings has indicated its non-binding intention to tender all of the 391,644 Class A common shares it owns in the Offer.  Mario Gabelli, our Chairman, Chief Executive Officer and Chief Investment Officer – Value Portfolios, who is also the Chief Executive Officer, a director and the controlling shareholder of GGCP, which is the manager and the majority member of Holdings, has not indicated his intention to tender in the Offer.”

Section 11 ─ Transactions and Agreements Concerning Shares

The last sentence in the fifteenth paragraph of the subsection captioned “Certain Related Party Transactions” under the subsection captioned “Other Agreements and Relationships with Executive Officers, Directors, Controlling Persons and Subsidiaries” of Section 11 ─ “Transactions and Agreements Concerning Shares” of the Offer to Purchase is hereby amended and restated as follows:

“In addition to serving as the Chairman and Chief Executive Officer of LICT and as a Director of CIBL, our Chairman, Chief Executive Officer and Chief Investment Officer - Value Portfolios, also serves as the Chairman of Morgan.”

The Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is hereby amended as follows:

The first three sentences of the last paragraph of the letter before the Instruction Form are hereby amended and restated as follows:

“On November 19, 2012, GGCP Holdings, LLC (“Holdings”), the beneficial owner of a majority of our Class B common stock and approximately 96,000 shares of our Class A common stock as of November 13, 2012, exchanged 295,644 shares of its Class B common stock for shares of our Class A common stock pursuant to a previously adopted resolution of our Board of Directors.  Holdings has indicated its non-binding intention to tender all of the 391,644 Class A common shares it owns in the Offer.  Mario Gabelli, our Chairman, Chief Executive Officer and Chief Investment Officer – Value Portfolios, who is also the Chief Executive Officer, a director and the controlling shareholder of GGCP, Inc., which is the manager and the majority member of Holdings, has not indicated his intention to tender in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAMCO INVESTORS, INC.

By:	/s/ Robert S. Zuccaro
Name:	Robert S. Zuccaro
Title:	Executive Vice-President and Chief Financial Officer

Date: November 20, 2012

Exhibit Index

(a)	(1)(A)Offer to Purchase for Cash, dated November 14, 2012.*

(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(C)	Notice of Guaranteed Delivery.*

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(5)	Press Release dated November 13, 2012. Incorporated by reference to the Schedule TO-C filed by the Company on November 13, 2012.

(b)	Not applicable.

(d)	(1)
GAMCO Investors, Inc. 1999 Stock Award and Incentive Plan  (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

(2)
GAMCO Investors, Inc. 1999 Annual Performance Incentive Plan  (Incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

(3)
GAMCO Investors, Inc. 2002 Stock Award and Incentive Plan (Incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).

(4)
Employment Agreement between the Company and Mario J. Gabelli (Incorporated by reference to Exhibit 10.1 to Company's Report on Form 8-K dated February 7, 2008 filed with the Securities and Exchange Commission on February 7, 2008).

(5)
Exchange and Standstill Agreement, dated May 31, 2006, between the Company and Frederick J. Mancheski (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006).

(g)	None.

(h)	Not applicable.

* Previously filed with Schedule TO on November 14, 2012